                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 10/A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934



                       VENTURE LENDING & LEASING III, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


         MARYLAND                                   77-0534084
------------------------------------          ----------------------------------
(STATE OR OTHER JURISDICTION OF                     (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)


2010 NORTH FIRST STREET, SUITE 310
         SAN JOSE, CA                               95131
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(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)            (ZIP CODE)


REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (408) 436-8577
                                                   --------------


SECURITIES TO BE REGISTERED PURSUANT TO 12(b) OF THE ACT: NONE


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
SECURITIES TO BE REGISTERED PURSUANT TO 12(g) OF THE ACT:   COMMON STOCK, $.001 PAR VALUE
                                                            -----------------------------
                                                                    (TITLE OF CLASS)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  BUSINESS

(a)  General Development of Business


         GENERAL. Venture Lending & Leasing III, Inc. ("Fund"), a Maryland corporation, is a newly organized, non-diversified, closed-end management investment company electing status as a business development company (a "BDC") under the Investment Company Act of 1940 (the "1940 Act"). The Fund's investment objective is to achieve a high total return. The Fund will provide asset-based financing to, and make equity investments in, carefully selected venture capital-backed companies; the asset-based financing will be in the form of secured loans, installment sales contracts or equipment leases. The Fund generally will receive warrants to acquire equity securities of the companies in which the Fund invests in connection with the Fund's loans or equipment leases. Westech Investment Advisors, Inc. ("Westech Advisors" or the "Manager") will serve as the Fund's Investment Manager. Siguler Guff Advisers, LLC ("Adviser to the Manager") will serve as adviser to Westech Advisors with respect to Westech Advisors' administrative duties to the Fund. See Items 5 and 7 for the information about the Manager and the Adviser to the Manager. The Fund was incorporated on February 1, 2000. The Fund has not yet commenced operations and is registering its shares of Common Stock, $.001 par value (the "Shares"), pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Act" or the "1934 Act"), in compliance with the requirement of Section 54(a)(2) of the 1940 Act. Its principal office is located at 2010 North First Street, Suite 310, San Jose, California 95131 and its telephone number is (408) 436-8577.



         OWNERSHIP OF THE FUND. Initially, the Fund will be owned entirely by Venture Lending & Leasing III, LLC, a Delaware limited liability company (the "Limited Liability Company" or "Company"), to which the Fund will sell 100,000 Shares ("Initial Shares"), at a price of $0.25 per Share in an offering exempt from the registration requirements of the Securities Act of 1933 ("1933 Act") pursuant to Section 4(2) and Regulation D ("Regulation D") thereof. The Limited Liability Company will offer and sell membership interests (the "Interests") to investors (the "Members") in an offering exempt from the registration requirements of the 1933 Act pursuant to Regulation D, and will sell its Interests in that offering solely to "accredited investors", as that term is defined in Regulation D. To the extent called for by the Fund, the Limited Liability Company, subject to its approval of the need for such funds, will make further contributions to the capital ("LLC Contributions") of the Fund to the extent of the Members' capital commitment to the Limited Liability Company ("Committed Equity Capital"). The Limited Liability Company intends to seek up to $250 million in such capital commitments.


         USE OF PROCEEDS. The Fund intends to apply the net proceeds of the sale of the Initial Shares and of the LLC Contributions to enter into venture lending and leasing transactions, to a greater extent, and equity investments, to a lesser extent, with Eligible Portfolio Companies (as defined below) and with other companies in furtherance of its investment objective and policies.

(b)  Financial Information About Industry Segments.

         Not applicable; the Fund has not commenced business and has no reserves.

(c)  Narrative Description of Business.



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Investment Program.


         GENERAL. The Fund's investment objective is to achieve a high total return. The Fund will provide financing to, and make equity investments in, carefully selected venture capital-backed companies; such financing generally will be in the form of secured loans or, to a lesser extent, installment sales contracts or equipment leases. The Fund generally will receive warrants to acquire equity securities in connection with its loans or equipment leases. The Fund also may directly purchase equity securities of venture-backed companies (including equity securities of companies whose loans are held by the Fund). Such purchases will not exceed 10% of the aggregate cost of all investments of the Fund and the Limited Liability Company determined over the life of the Fund and the Limited Liability Company. The Fund will make available significant managerial assistance through its officers to certain companies whose securities are held in the Fund's portfolio, as described under "Regulation". There can be no assurance that the Fund will attain its investment objective.


         As a BDC, the Fund must invest at least 70% of its total assets in qualifying assets ("Qualifying Assets") consisting of (a) interests in "eligible portfolio companies" as defined in the 1940 Act ("Eligible Portfolio Companies") and (b) certain other assets including cash and cash equivalents. An Eligible Portfolio Company generally is a United States company that is not an investment company and that (i) does not have a class of securities registered on an exchange or included in the Federal Reserve Board's over-the-counter margin list; (ii) is actively controlled by a BDC and has an affiliate of a BDC on its board of directors; or (iii) meets such other criteria as may be established by the SEC. The Fund may invest up to 30% of its total assets in non-Qualifying Assets, including interests in companies that are not Eligible Portfolio Companies (for example, because the company's securities are quoted on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ")) and Eligible Portfolio Companies as to which the Fund does not offer to make available significant managerial assistance. The foregoing percentages will be determined, in the case of financings in which the Fund commits to provide financing prior to funding the commitment, by the amount of the Fund's total assets represented by the value of the maximum amount of securities to be issued by the borrower or lessee to the Fund pursuant to such commitment.

         VENTURE LOANS AND LEASES. Venture loans generally will be made pursuant to a negotiated written loan agreement, and be evidenced by promissory notes secured by the equipment or other assets of the borrower financed with the proceeds of such loans, and in some cases secured by a broader lien on substantially all of the borrower's assets (especially where loan proceeds are permitted to be used for purposes other than financing equipment). The Fund will receive periodic payments (usually monthly) of interest and principal, and will generally receive a final payment in the nature of additional interest in an amount equal to a percentage of the original loan amount, payable at maturity of the loan (whether as stated or accelerated). Venture leases will consist of a lease from the Fund to the lessee of the assets to be financed, with periodic payments of rent and, in most cases, with a put option to sell the assets to the lessee at the end of the lease term for a predetermined or formula price. The interest rate and amortization terms of venture loans, the rental rate and put provisions of leases, and all other transaction terms will be individually negotiated between the Fund and each borrower or lessee. If the Fund qualifies as a regulated investment company ("RIC"), provisions of the Internal Revenue Code may limit the extent to which the Fund may enter into venture leases, which, in substance, do not constitute loans for this purpose.

         The documentation for loans or leases will include negotiated representations, warranties, covenants and events of default intended to protect the Fund customary for commercial transactions of this type and size. Typical material terms include covenants to maintain the equipment or other assets underlying the loan or lease and keep it adequately insured, prohibitions against sale or other disposition



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of the assets or assignment of the loan or lease except under specified conditions, and acceleration provisions making the remaining outstanding amounts under the loan or lease immediately due and payable and giving rise to a right to take possession of the underlying assets upon certain events of default, including failure to make required payments and failure to comply with specified covenants. There can be no assurance that the value of the underlying assets at the time of default will be at least equal to the outstanding amount due under the loan or lease.


         Typically, loans or leases will be structured as commitments by the Fund to provide financing in one or more advances during a specified period of time. The commitment of the Fund to finance future asset acquisitions or working capital needs is typically subject to the absence of any default under the loan or lease and compliance by the borrower or lessee with requirements relating to, among other things, the type of assets to be acquired. Although the Fund's commitment generally will provide that the Fund is not required to continue to fund additional asset purchases or working capital needs if there is a material adverse change in the borrower's or lessee's financial condition, it is possible that a borrower's or lessee's financial condition will not be as strong at the time the Fund funds a commitment as it was when the commitment was made.


         WARRANTS. The Fund generally will acquire warrants to purchase equity securities of the borrower or lessee in connection with asset financings. It is anticipated that such warrants, generally, will be distributed by the Fund to the Limited Liability Company shortly following their acquisition. The terms of the warrants, including the expiration date, exercise price and terms of the equity security for which the warrant may be exercised, will be negotiated individually with each borrower or lessee, and will likely be affected by the price and terms of securities issued by the company to its venture capitalists and other holders. Based upon the Manager's past experience, it is anticipated that most warrants will be for a term of five to ten years, and will have an exercise price based upon the price at which the borrower or lessee most recently issued equity securities or, if a new equity offering is imminent, will next issue equity securities. The equity securities for which the warrant will be exercised generally will be common stock (of which there may be one or more classes) or convertible preferred stock. Substantially all the warrants and underlying equity securities will be restricted securities under the 1933 Act at the time of issuance; the Fund generally negotiates registration rights with the borrower or lessee that may provide (i) "piggyback" registration rights, which permit the owner of the warrant under certain circumstances to include some or all of the securities owned by it in a registration statement filed by the borrower or lessee, or (ii) in very rare circumstances, "demand" registration rights permitting the owners of the warrant under certain circumstances to require the borrower or lessee to register the securities under the 1933 Act (in some cases at the owner's expense). The Fund will generally negotiate "net issuance" provisions in the warrants, which allow the owner of the warrant to exercise the warrant without payment of any cash, and thereby receive a net amount of shares determined by the increase in the value of the issuer's stock above the exercise price stated in the warrant.


         EQUITY SECURITIES. The Fund also may make direct investments in equity securities having an aggregate cost of up to 10% of the aggregate cost of all investments of the Fund and the Limited Liability Company determined over the life of the Fund and the Limited Liability Company. The Manager will seek to make at least 80% of these investments in companies in which a professionally managed venture capital fund is the lead investor, with up to 20% in seed-stage companies or other early stage transactions where the Manager may take a more active role, including a board of director's position. Such direct investments generally will be in equity securities of borrowers in the Fund's portfolio, although equity securities of other companies could also be purchased. It is anticipated that the Fund would not make loans to companies in which the Fund has made a direct equity investment until such time as a professionally managed venture capital firm has made an investment as a lead and the Manager is no longer in an active role. The Manager expects that the equity securities generally will be convertible preferred stock, though it is possible the Fund would invest directly in common stock of venture backed




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companies. The Manager also expects the transfer restrictions and registration and other rights with respect to direct equity investments will be substantially the same as those applicable to the equity securities underlying the warrants which the Fund will receive in connection with its loans and leases. It is likely that, as in the case of warrants, equity investments generally will be distributed by the Fund to the Limited Liability Company shortly following their acquisition, although, in this case, as a result of certain regulatory requirements of the 1940 Act, the equity investments may be held by the Fund for a longer period of time prior to their distribution to the Limited Liability Company.

Investment Policies

         For purposes of these investment policies and unless otherwise specified, references to the percentage of the Fund's total assets "invested" in securities of a company will be deemed to refer, in the case of financings in which the Fund commits to provide financing prior to funding the commitment, to the amount of the Fund's total assets represented by the value of the maximum amount of securities to be issued by the borrower or lessee to the Fund pursuant to such commitment; the Fund will not be required to divest securities in its portfolio or decline to fund an existing commitment because of a subsequent change in the value of securities the Fund has previously acquired or committed to purchase.

         DIVERSIFICATION STANDARDS. The Fund will be classified as a "non-diversified" closed-end investment company under the 1940 Act. Until the Fund qualifies as a RIC, it will not be subject to the diversification requirements applicable to RICs under the Internal Revenue Code. Commencing with the first capital call, the Manager will seek to increase the diversification of the Fund's portfolio so as to make it possible to meet the RIC diversification requirements, as described below. There can be no assurance, however, that the Fund will be able to meet those requirements.

         To qualify as a RIC, the Fund must meet the issuer diversification standards under the Internal Revenue Code that require that, at the close of each quarter of the Fund's taxable year, (i) not more than 25% of the market value of its total assets is invested in the securities of a single issuer, and
(ii) at least 50% of the market value of its total assets is represented by cash, cash items, government securities, securities of other RICs and other securities (with each investment in such other securities limited so that not more than 5% of the market value of the Fund's total assets is invested in the securities of a single issuer and the Fund does not own more than 10% of the outstanding voting securities of a single issuer).


         INDUSTRY CONCENTRATION. The Fund will invest no more than 25% of its total assets in securities of companies in any single industry. The broad industry categories in which the Fund anticipates that most of its investments will fall (and within each of which there may be several "industries" for purposes of the industry diversification policy) include computer and semiconductor-related, medical/biotech-nology, Internet and communications.


         INVESTMENT GUIDELINES. In selecting investments for the Fund's portfolio, the Manager will endeavor to meet the following investment guidelines, as established by the Fund's board of directors. The Fund may, however, make investments that do not conform to one or more of these guidelines when deemed appropriate by the Manager. Such investments might be made if the Manager believes that a failure to conform in one area is offset by exceptional strength in another or is compensated for by a higher yield, favorable warrant issuance or other attractive transaction terms or features.


         STAGE OF DEVELOPMENT GUIDELINES. The Manager will seek to diversify the Fund's portfolio based on the development stage of the companies in which it invests (either in the form of loans or leases) by limiting the Fund's aggregate investment in securities of companies that, in its opinion, are in the start-up stage, to 50% of the Fund's total assets. The Manager will seek to invest the remainder of the Fund's assets in securities of companies that, in its opinion, are in the emerging growth stage or




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mezzanine stage, except that the Manager may invest up to 5% of the Fund's total assets in securities of companies that, in its opinion, are in the seed capital stage. The Fund would invest in seed capital stage companies for strategic purposes, with the goal of making additional, larger investments if the company succeeds. For purposes of these investment guidelines, the stages of development are defined as follows:

         - Seed capital companies represent the earliest stage of development. These companies have raised relatively modest equity capital to prove a concept and qualify for start-up capital. Their activities generally are limited to product development, scientific and market research, recruiting a management team and developing a business plan. These companies likely do not have financial support from either venture capitalists or larger companies making strategic investments.

         - Start-up stage companies are completing or have recently completed product development and initial marketing, but have not sold their products commercially. Generally such firms have made market studies, assembled key management, developed a business plan and are ready to commence operations.

         - Emerging growth stage companies have initiated or are about to initiate full-scale operations and sales, but may not be showing a profit.

         - Mezzanine stage companies are approaching or have attained break even or profitability and are continuing to expand. An acquisition or initial public offering may be imminent.

         Classification of a company by stage of development necessarily involves a subjective judgment by the Manager, and it is possible that other investors or market analysts would classify a company differently than the classification used by the Fund.

         QUALITY GUIDELINES. The Manager will seek to invest at least 65% of the Fund's aggregate investments (determined over the life of the Fund) that meet the following criteria:

         Company Criteria

         - The company has a minimum capitalization of at least $1 million.

         - The company has at least nine months' available cash to fund its operations (excluding the cost of the financing to be provided by the Fund) and/or indications from its equity investors that they will make investments necessary to provide such cash.

         - At least two venture capital investors have indicated a current intention to make additional equity financing available to the company, or the company has a forecasted positive cash flow.

         - The company's business plan contemplates sales of at least $25 million within five years.

         - The company has or will consummate equity venture capital financing prior to funding the assets to be acquired.

         Transaction Criteria for Loans and Leases

         - The term of the loan or lease does not exceed 60 months, and does not extend beyond December 31, 2008.



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         -        At least 75% of the assets to be financed are, in the opinion of the Manager, critical to the company's day-to-day operations.

         - At least 75% of the assets to be financed are moveable and, in the opinion of the Manager, readily remarketable.

         Equity Venture Capital Support Criteria

         - At least two of the company's equity venture capital investors (including the lead investor) have (i) in the opinion of the Manager, significant venture capital industry experience and
                  (ii) at least $50 million under management.

         SPECIAL SITUATIONS. The Manager may invest up to 10% of the Fund's aggregate investments determined over the life of the Fund in special situation investments. Such special situations would include providing bridge financing to a company which is in the process of raising additional private equity, planning an initial public offering or is seeking to enter into a business combination through which it would be acquired. In addition, special situations would include investments in a "troubled" company undergoing a restructuring or recapitalization of its existing debt or equity, and making investments in subordinated debt.

         INTERNATIONAL INVESTMENTS. The Manager may invest up to 10% of its aggregate investments determined over the life of the Fund in United States based companies that have international operations with assets located in foreign divisions, subsidiaries or affiliated entities. If reasonably practicable, such investment would be secured by the assets located in such foreign divisions in addition to being secured by any assets located in the United States.

         LEVERAGE. The Fund intends to borrow money from and issue debt securities to banks, insurance companies and other lenders to obtain additional funds to originate venture loans and leases. Under the 1940 Act, the Fund may not incur borrowings unless, immediately after the borrowing is incurred, such borrowings would have "Asset Coverage" of at least 200%. "Asset Coverage" means the ratio which the value of the Fund's total assets, less all liabilities not represented by (i) the borrowings and (ii) any other liabilities constituting "senior securities" under the 1940 Act, bears to the aggregate amount of such borrowings and senior securities. The practical effect of this limitation is to limit the Fund's borrowings and other senior securities to 50% of its total assets less its liabilities other than the borrowings and other senior securities. The 1940 Act also requires that, if the Fund borrows money, provision be made to prohibit the declaration of any dividend or other distribution on the Shares (other than a dividend payable in Shares), or the repurchase by the Fund of Shares, if, after payment of such dividend or repurchase of Shares, the Asset Coverage of such borrowings would be below 200%. If the Fund is unable to pay dividends or distributions in the amounts required under the Internal Revenue Code, it might not be able to qualify as a RIC or, if qualified, to continue to so qualify.

         The use of leverage increases investment risk. Lenders are expected to require that the Fund pledge portfolio assets as collateral for loans, and may require that the Limited Liability Company provide guarantees or other credit enhancement. If the Fund is unable to service the borrowings, the Fund may risk the loss of such pledged assets. Lenders are also expected to require that the Fund agree to loan covenants limiting the Fund's ability to incur additional debt or otherwise limiting the Fund's flexibility, and loan agreements may provide for acceleration of the maturity of the indebtedness if certain financial tests are not met. To minimize risks associated with lending money at fixed rates, the Fund may enter into interest rate hedging transactions with respect to all or any portion of the Fund's investments. There



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can be no assurance that such interest rate hedging transactions will be available in forms acceptable to the Fund. In addition, entering into interest rate hedging transactions raises costs to the Fund.

         TEMPORARY INVESTMENTS. Pending investment in asset financing transactions and equity investments, and until distributions to the shareholders are made, the Fund will invest excess cash in (i) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; (ii) repurchase agreements fully collateralized by U.S. government securities; (iii) short-term high-quality debt instruments of U.S. corporations; and (iv) pooled investment funds whose investments are restricted to those described above. All such investments will mature in one year or less. The U.S. government securities in which the Fund may invest include U.S. government securities backed by the full faith and credit of the U.S. government (such as Treasury bills, notes and bonds) as well as securities backed only by the credit of the issuing agency. Corporate securities in which the Fund may invest include commercial paper, bankers' acceptances and certificates of deposit of domestic or foreign issuers.

         The Fund also may enter into repurchase agreements that are fully collateralized by U.S. government securities with banks or recognized securities dealers in which the Fund purchases a U.S. government security from the institution and simultaneously agrees to resell it to the seller at an agreed-upon date and price. The repurchase price is related to an agreed-upon market rate of interest rather than the coupon of the debt security and, in that sense, these agreements are analogous to secured loans from the Fund to the seller. Repurchase agreements carry certain risks not associated with direct investments in securities, including possible declines in the market value of the underlying securities and delays and costs to the Fund if the other party to the transaction defaults.


         OTHER INVESTMENT POLICIES. The Fund will not sell securities short (except to the extent the Fund has a warrant for, or owns, shares equal to the number of shares which is the subject of the proposed short sale), purchase securities on margin (except to the extent the Fund's permitted borrowings are deemed to constitute margin purchases), write puts or calls, purchase or sell commodities or commodity contracts (except interest rate hedging transactions in connection with the Fund's permitted borrowings) or purchase or sell real estate. The Fund will not underwrite the securities of other companies, except to the extent the Fund may be deemed an underwriter upon the disposition of restricted securities acquired in the ordinary course of the Fund's business.


         The Fund's investment objective, investment policies and investment guidelines (other than its status as a BDC) are not fundamental policies and may be changed by the Fund's board of directors at any time without shareholder approval.

Regulation

         The Small Business Incentive Act of 1980 ("1980 Provisions") modified the provisions of the 1940 Act that are applicable to a closed-end investment company. After filing its election to be treated as a BDC, a company may not withdraw its election without first obtaining the approval of holders of a majority of its outstanding voting securities (as defined under the 1940 Act). The following is a brief description of the 1940 Act, as modified by the 1980 Provisions, and is qualified in its entirety by reference to the full text of the 1940 Act and the rules thereunder.

         Generally, to be eligible to elect BDC status, a company must engage in the business of furnishing capital and offering significant managerial assistance to Eligible Portfolio Companies. More specifically, in order to qualify as a BDC, a company must (i) be a domestic company; (ii) have registered a class of its securities, or have filed a registration statement, with the SEC pursuant to Section 12 of the 1934 Act; (iii) operate for the purpose of investing in the securities of certain types of Eligible Portfolio Companies;
(iv) offer to extend significant managerial assistance to such Eligible Portfolio Companies;



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(v) have a majority of disinterested directors; and (vi) file (or under certain circumstances, intend to file) a proper notice of election with the SEC. The National Securities Markets Improvement Act of 1996 relaxed the requirement set forth in clause (iv), above, in certain respects; in this regard, a BDC is not required to offer significant managerial assistance to an issuer (x) which has total assets of not more than $4,000,000 and capital and surplus of not less than $2,000,000 or (y) with respect to any other issuer that meets such criteria as the SEC otherwise may provide.

         "Making available significant managerial assistance" is defined under the 1940 Act, in relevant part, as (i) an arrangement whereby the BDC, through its officers, directors, employees or general partners, offers to provide and, if accepted, does provide, significant guidance and counsel concerning the management, operations or business objectives of a portfolio company; or (ii) the exercise by a BDC of a controlling influence over the management or polices of the portfolio company by the BDC acting individually or as part of a group acting together which controls the portfolio company. The officers of the Fund, on behalf of the Fund, and the officers of the Manager, on behalf of the Limited Liability Company, intend to offer to provide managerial assistance, including advice on equipment acquisition and financing, cash flow and expense management, general financing opportunities, acquisition opportunities and opportunities to access the public securities markets, to the great majority of companies to whom the Fund provides venture loans or leases. In some instances, officers of the Fund or the Manager might serve on the board of directors of borrowers or lessees or of companies in which it makes an equity investment. As noted above, the officers of the Manager, on behalf of the Limited Liability Company, will be providing such managerial assistance in order to satisfy certain requirements of the Employee Retirement Income Security Act of 1974.

         An "eligible portfolio company" generally is a United States company that is not an investment company and that either (i) does not have a class of securities registered on an exchange or included in the Federal Reserve Board's over-the-counter margin list; (ii) is actively controlled by a BDC and has an affiliate of a BDC on its board of directors; or (iii) meets such other criteria as may be established by the SEC. Control under the 1940 Act is presumed to exist where a BDC owns more than 25% of the outstanding voting securities of the eligible portfolio company.

         The 1940 Act prohibits or restricts BDCs from investing in certain types of companies, such as brokerage firms, insurance companies, investment banking firms, and investment companies. Moreover, the 1940 Act limits the type of assets that BDCs may acquire to certain prescribed Qualifying Assets and certain assets necessary for its operations (such as office furniture, equipment, and facilities) if, at the time of acquisition, less than 70% of the value of BDC's assets consist of Qualifying Assets. Qualifying Assets include:
(i) privately acquired securities of companies that were Eligible Portfolio Companies at the time such BDC acquired their securities; (ii) securities of bankrupt or insolvent companies; (iii) securities of Eligible Portfolio Companies controlled by a BDC; (iv) securities received in exchange for or distributed with respect to any of the foregoing; and (v) cash items, government securities and high-quality short-term debt. The 1940 Act also places restrictions on the nature of transactions in which, and the persons from whom, securities can be purchased in order for the securities to be considered Qualifying Assets. Such restrictions include limiting purchases to transactions not involving a public offering and the requirement that securities be acquired directly from either the portfolio company or its officers, directors or affiliates.

         The Fund, as a BDC, may sell its securities at a price that is below its net asset value per share provided a majority of the Fund's disinterested directors has determined that such sale would be in the best interests of the Fund and its shareholders and upon the approval by the holders of a majority of its outstanding voting securities, including a majority of the voting securities held by non-affiliated persons, of such policy or practice within one year of such sale. A majority of the disinterested directors also must determine in good faith, in consultation with the underwriters of the offering if the offering is




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underwritten, that the price of the securities being sold is not less than a price which closely approximates market value of the securities, less any distribution discounts or commissions. As defined in the 1940 Act, the term "majority of the outstanding voting securities" of the Fund means the vote of
(i) 67% or more of the Fund's Shares present at a meeting, if the holders of more than 50% of the outstanding Shares are present or represented by proxy, or
(ii) more than 50% of the Fund's outstanding Shares, whichever is less.

         Many of the transactions involving a company and its affiliates (as well as affiliates of those affiliates) which were prohibited without the prior approval of the Securities and Exchange Commission ("SEC") under the 1940 Act prior to its amendment by the 1980 Provisions are permissible for BDCs, including the Fund, upon the prior approval of a majority of the Fund's disinterested directors and a majority of the directors having no financial interest in the transactions. Certain transactions, however, involving certain persons related to the Fund, including its directors, officers, the Manager and the Adviser to the Manager and the Limited Liability Company, may still require the prior approval of the SEC. In general, (i) any person who owns, controls, or holds power to vote, more than 5% of the Fund's outstanding Shares (ii) any director, executive officer, or general partner of that person; and (iii) any person who directly or indirectly controls, is controlled by, or is under common control with, that person, must obtain the prior approval of a majority of the Fund's disinterested directors, and, in some situations, the prior approval of the SEC, before engaging in certain transactions with the Fund or any company controlled by the Fund. The 1940 Act generally does not restrict transactions between the Fund and its Eligible Portfolio Companies. While a BDC may change the nature of its business so as to cease being a BDC (and in connection therewith withdraw its election to be treated as a BDC) only if authorized to do so by a majority vote (as defined by the 1940 Act) of its outstanding voting securities, shareholder approval of changes in other fundamental investment policies of a BDC is not required (in contrast to the general 1940 Act requirement, which requires shareholder approval for a change in any fundamental investment policy).

Taxation

         The following is a general summary of certain of the United States federal income tax laws relating to the Fund. This discussion is based on the Internal Revenue Code, regulations thereunder, published rulings, procedures and announcements and court decisions as of the date hereof. The tax law, as well as the implementation thereof, is subject to change, and any such change might interfere with the Fund's ability to qualify as a RIC or, if the Fund so qualifies, to maintain such qualification. This discussion does not purport to deal with all of the United States federal income tax consequences applicable to the Fund or to all categories of investors, some of whom may be subject to special rules. In addition, it does not address state, local, foreign or other taxes to which the Fund or its investors may be subject, or any proposed changes in applicable tax laws. Investors should consult their tax advisers with respect to an investment in Fund Shares.

TAXATION OF THE FUND AS AN ORDINARY CORPORATION.

         It is anticipated that, commencing with the second year of its investment operations, the Fund will seek to meet the requirements, including diversification requirements, to qualify for the special pass-through status available to RICs under the Internal Revenue Code, and thus to be relieved of federal income tax on that part of its net investment income and realized capital gains that it distributes to shareholders. Unless and until the Fund meets these requirements, it will be taxed as an ordinary corporation on its taxable income for that year (even if that income is distributed to shareholders) and all distributions out of its earnings and profits will be taxable to shareholders as dividends; thus, such income will be subject to a double layer of tax (although corporate shareholders may be entitled to a dividends-received deduction). There is no assurance that the Fund will meet the requirements to qualify as a RIC.

TAXATION OF THE FUND AS A RIC

         Consequences of Converting From an Ordinary Corporation to a RIC. In order to qualify as a RIC, the Fund must, at the end of the first year in which it so qualifies, have no accumulated earnings and profits from years in which it was not taxed as a RIC. To meet this requirement, the Fund must, before the end of the first year in which it qualifies as a RIC, distribute as dividends all of its accumulated earnings and profits. In addition to the foregoing, pursuant to temporary Treasury Regulations, the Fund must either (i) elect to recognize gain on the disposition of any asset during the ten year period (the "Recognition Period") beginning on the first day of the first taxable year for which the Fund qualifies as a RIC that is held by the Fund as of the beginning of such Recognition Period, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Fund's adjusted tax basis in such asset as of the beginning of such Recognition Period (such excess, hereinafter, "built-in gain"), taxable at the highest regular corporate rates or (ii) immediately recognize and pay tax on any such built-in gain with respect to any of its portfolio holdings and, as described above, distribute the earnings and profits from such deemed sales. As a RIC, the Fund would not be able to use any net operating loss carryforwards relating to periods prior to the first year in which the Fund qualifies as a RIC.

         RIC Qualification Requirements. To qualify as a RIC, the Fund must distribute to its shareholders for each taxable year at least 90% of its investment company taxable income (consisting generally of net investment income and net short-term capital gain) ("Distribution Requirement") and must meet several additional requirements. It should be noted that a distribution of warrants or equity investments to the Limited Liability Company will be treated as a sale by the Fund of such assets with the excess of the fair market value of those assets over their tax basis being the amount of the income or gain to the Fund. Among the requirements are the following: (a) the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to loans of securities and gains from the sale or other disposition of securities or other income derived with respect to its business of investing in securities ("Income Requirement"); (b) the Fund must diversify its assets so that, at the close of each quarter of the Fund's taxable year, (i) not more than 25% of the market value of its total assets is invested in the securities of a single issuer, or in the securities of two or more issuers that the Fund controls and that are engaged in the same or similar trades or businesses or related trades or businesses, and (ii) at least 50% of the market value of its total assets is represented by cash, cash items, government securities, securities of other RICs and other securities (with each investment in such other securities limited so that not more than 5% of the market value of the Fund's total assets is invested in the securities of a single issuer and the Fund does not own more than 10% of the outstanding voting securities of a single issuer) ("Diversification Requirement"); and (c) the Fund must file an election to be treated as a RIC. If, after initially qualifying as a RIC, the Fund fails to qualify for treatment as a RIC for a taxable year, it would be taxed as an ordinary corporation on its taxable income for that year and all distributions out of its earnings and profits would be taxable to shareholders as dividends (that is, ordinary income). In such a case, there could be substantial tax and other costs associated with re-qualifying as a RIC. In this regard, except as otherwise noted in this paragraph, the tax consequences described above under the caption "Consequences of Converting from an Ordinary Corporation to a RIC" would apply. Under the final Treasury regulations expected to be adopted, however, the foregoing should not apply upon requalification so long as the Fund had qualified as a RIC for at least one taxable year period prior to such disqualification, and had remained disqualified for only one taxable year.

         The Fund will be subject to a nondeductible 4% excise tax ("Excise Tax") to the extent it fails to distribute by the end of any calendar year at least 98% of its ordinary income for such calendar year and 98% of its capital gain net income for the one-year period ending on October 31 of such calendar year, plus certain other amounts. For these purposes, any taxable income retained by the Fund, and on which it pays federal income tax, will be treated as having been distributed.

         The Fund currently intends to distribute in each year for which it qualifies as a RIC substantially all of its net investment income and capital gain net income so as to not be subject to federal income or excise tax.

         Effect of Certain Investments and Investment Practices. The Fund's activities generally will be unlike the typical activities engaged in by most investment companies that seek to qualify as RICs for federal income tax purposes. Certain aspects of these activities may at times make it more difficult for the Fund to satisfy the requirements for qualifying as a RIC than is true for other investment companies. For example, because the timing of borrowings under the Fund's loan or lease commitments will be primarily controlled by the borrower or lessee, it is possible that, due to borrowings being made under some commitments at a faster pace than others, the Fund might experience difficulty in meeting the Diversification Requirement as of the close of a fiscal quarter. This difficulty might be exacerbated during the early period of the Fund's existence, when the Fund will own venture loans or leases to, and have outstanding financing commitments with respect to, fewer borrowers or lessees than will be the case for later periods. If the Fund does not meet the Diversification Requirement as of the close of any fiscal quarter by reason of a discrepancy existing immediately after the acquisition of any security or other property which is wholly or partly the result of such acquisition during such quarter, it generally will not lose its status as a RIC for such quarter if such discrepancy is eliminated within 30 days after the close of such quarter and in such cases it shall be considered to have met such requirements at the close of such quarter. There can be no assurance, however, that the Fund will be able to eliminate a discrepancy within the 30 day period.

         The Fund's ability to enter into venture leasing transactions will be limited by the Fund's intention to qualify as a RIC because, depending on the terms of the leases, they may fail to qualify as assets either satisfying the Diversification Requirement or producing income that would satisfy the Income Requirement. Given the complexity of this area and the factual nature of the determination, the Fund can offer no assurance or guarantee as to how each venture lease will be characterized.

         To the extent that the terms of venture loans provide for the receipt by the Fund of additional interest at the end of the loan term or the terms of venture leases provide that the lessee must purchase the asset at the end of the lease term ("residual income"), the Fund would be required to accrue such residual income over the life of the loan or lease, and to include such accrued income in its gross income for each taxable year even if it receives no portion of such residual income in that year. Thus, in order to meet the Distribution Requirement and avoid payment of income taxes or the Excise Tax on undistributed income, the Fund may be required in a particular year to distribute as a dividend an amount in excess of the total amount of income it actually receives. Those distributions will be made from the Fund's cash assets, from amounts received through amortization of loans or leases or from borrowed funds.

TAXATION OF THE FUND'S SHAREHOLDERS IF THE FUND QUALIFIES AS A RIC

         General. Dividends paid to shareholders that are attributable to the Fund's net investment income will be taxable to shareholders (and, therefore, the Members of the Limited Liability Company) as ordinary income. Capital gain distributions are taxable as long-term capital gains regardless of how long the shareholder has held the Shares or the Member has held its Interest in the Limited Liability Company. It is not anticipated that a significant portion of the Fund's dividends will qualify for the dividends-received deduction for corporate Members of the Limited Liability Company in respect of their distributive share of Fund dividends.

         Distributions are generally taxable to shareholders at the time the distribution is received. Any distribution, however, declared by the Fund in October, November or December, made payable to shareholders of record in such a month and paid the following January, is deemed to have been paid by the Fund and received by shareholders (and, therefore, the Limited Liability Company) on December 31 of the year declared. This will prevent the application of the Excise Tax, discussed above, to the Fund as a result of the delay in the payment of the dividends.

         If, for any calendar year, the Fund's total distributions exceed its net investment income and net capital gains, the excess will generally be considered a tax-free return of capital to a shareholder (and, therefore, the Limited Liability Company) to the extent of the shareholder's adjusted tax basis in its shares and then as capital gain. The amount treated as tax-free return of capital will reduce the adjusted tax basis of a shareholder's Shares, thereby increasing the potential gain or reducing the potential loss on the sale of the Shares.

         In general, upon the sale or other disposition of Shares of the Fund by the Limited Liability Company or a Member of its Interest in the Limited Liability Company, the Limited Liability Company or Member will recognize a gain or loss equal to the difference between the amount realized on the sale and the seller's adjusted tax basis in the Shares or Interest. Any loss realized will be disallowed to the extent the seller has acquired (or entered into a contract to acquire) substantially identical Shares within a period beginning 30 days before the disposition of Shares and ending 30 days after the disposition. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Gain or loss realized upon a sale of Shares or Interest generally will be treated as a capital gain or loss. The gain or loss will be a long-term capital gain or loss if the Shares or Interest were held for more than one year. In addition, if the Shares sold by a shareholder (and, therefore, the Limited Liability Company) were not held for more than six months, any loss on the sale will be treated as long-term capital loss to the extent of any capital gain dividend received by the shareholder with respect to such Shares; this rule will not apply to a sale by a Member of its Interest.

         The Fund (as well as the Limited Liability Company) is required to withhold 31% of reportable payments (which may include dividends and capital gain distributions) to individuals and certain other noncorporate shareholders who do not provide the Fund (or the Limited Liability Company, as the case may be ) with a correct taxpayer identification number or who otherwise are subject to backup withholding. The certification of a Member's taxpayer identification number will be included in the Subscription Agreement to be provided with the Private Offering Memorandum for the Limited Liability Company.

         Federal withholding taxes at a rate of 30% (or a lesser treaty rate) may apply to distributions to shareholders of the Fund and Members of the Limited Liability Company who are nonresident aliens or foreign partnerships, trusts or corporations. The rules governing United States federal income taxation of foreign shareholders and members of a limited liability company or partners of a partnership are complex, and prospective non-U.S. owners should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in Shares and Interests, including any reporting requirements.

         Individuals and certain other persons who are Members of the Limited Liability Company will be required to include in their gross income an amount of certain Fund expenses relating to the production of gross income that are allocable to the Limited Liability Company. These Members, therefore, will be deemed to receive gross income from the Fund in excess of the distributions they actually receive. Such allocated expenses may be deductible by an individual Member as a miscellaneous itemized deduction, subject to the limitation on miscellaneous itemized deductions not exceeding 2% of adjusted gross income.

         The Fund will notify its shareholders (and, therefore, the Limited Liability Company) following the end of each calendar year of the amounts of dividends and capital gain distributions paid or deemed paid during the year.


         Transactions Involving "Qualified Small Business Stock". Section 1202 of the Code permits a non-corporate taxpayer to exclude, for federal income tax purposes, 50% of any gain (subject to certain limitations) realized upon the sale or exchange of "qualified small business stock" held for more than five years. Generally, qualified small business stock is stock of a small business corporation acquired directly from the issuing corporation, which must (a) at the time of issuance and immediately thereafter have assets of not more than $50 million and (b) throughout substantially all of the holder's holding period for the stock be actively engaged in the conduct of a trade or business not excluded by the Code. If either the Fund or the Company acquires qualified small business stock, holds such stock for five years and disposes of such stock at a profit, then a non-corporate Member who held his or her interest in the Limited Liability Company at the time the qualified small business stock was acquired and at all times thereafter until such stock is disposed of would be entitled to exclude from his or her taxable income, subject to applicable limitations, 50% of his or her share of such gain. Note, however, that 42% (28% for stock, the holding period for which begins after December 31, 2000) of any amount so excluded would be treated as a preference item for alternative minimum tax purposes. Comparable rules apply under the qualified small business stock "rollover" provisions of Section 1045 of the Code, under which gain otherwise reportable by individual Members with respect to sales by either the Fund or the Company of qualified small business stock held for more than six months can be deferred if the sales proceeds are reinvested by the Fund or the Company (or if a Member reinvests an amount equal to his or her share of such sales proceeds) within 60 days in other qualified small business stock.


         Tax-Exempt Investors. Qualified plans, Individual Retirement Accounts and investors exempt from taxation under Section 501(c)(3) of the Internal Revenue Code (collectively, "Tax-Exempt Entities") are generally exempt from taxation except to the extent that they have unrelated business taxable income ("UBTI") (determined in accordance with Internal Revenue Code Sections 511-514). If the Fund qualifies as a RIC, it is likely that a Tax-Exempt Entity's distributive share from the Limited Liability Company of dividends from the Fund will not be considered UBTI and, therefore, will be exempt from federal income tax even if the Fund borrows to acquire its investment assets. Under Section 512(b) of the Internal Revenue Code, UBTI does not include dividends received by a Tax-Exempt Entity. As a general rule, the income tax provisions relating to corporations apply to RICs, unless Subchapter M of the Internal Revenue Code provides otherwise, and thus Section 512(b) should apply to exclude from UBTI dividends paid by a RIC to a Tax-Exempt Entity. This conclusion is also supported by Revenue Ruling 66-106, which applies Section 512(b) to exclude from UBTI dividends paid to the tax-exempt shareholders of a real estate investment trust ("REIT"), a conduit entity that invests in real estate and is substantially similar to a RIC for tax purposes. If a Tax-Exempt Entity, however, borrows money to purchase its Interest in the Limited Liability Company, a portion of its income from the Fund will constitute UBTI pursuant to the "debt-financed property" rules.

         Social clubs, voluntary employee benefit associates, supplemental unemployment benefit trusts, and qualified group legal service organizations that are exempt from taxation under Sections 501(c)(7), (9), (17) and (20), respectively, of the Internal Revenue Code, are subject to different UBTI rules, which generally will require them to characterize distributions as UBTI. Distributions to a charitable organization that is a private foundation should constitute investment income for purposes of the excise tax on net investment income of private foundations imposed by Section 4940 of the Internal Revenue Code.

Risk Factors

GENERAL

         No Operating History; Reliance on Management. The Fund is newly organized and has not yet entered into any financing transactions or identified any specific transactions it will finance. The Fund could require substantial time to become fully invested. Pending investment, all cash that the Fund has received pursuant to capital calls will be committed to short-term, high grade investments that present relatively low investment risk but provide a correspondingly lower return.

         The Fund will be wholly dependent for the selection, structuring, closing and monitoring of its investments on the diligence and skill of its Manager, acting under the supervision of the Fund's board of directors. Although the principals of Westech Advisors have over 30 years' of combined experience in investing in venture lending and leasing transactions, there can be no assurance that the Fund will attain its investment objective. Ronald W. Swenson and Salvador O. Gutierrez, the senior officers of Westech Advisors, will have primary responsibility for the selection of the companies in which the Fund will invest, the negotiation of the terms of such investments and the monitoring of such investments after they are made. Although Messrs. Swenson and Gutierrez intend to devote such time as is necessary to the affairs of the Fund, they are not required to devote full time to the management of the Fund. Furthermore, there can be no assurance that either officer will remain associated with Westech Advisors or that, if either officer ceased to be associated with Westech Advisors, Westech Advisors would be able to find a qualified person or persons to fill their positions.

         Illiquid Investment. The Shares will not be registered under the Securities Laws and are subject to substantial restrictions on transfer. There will be no trading market for the Shares, and shareholders are likely to be required to hold their Shares until the final liquidation of the Fund. An investment in the Fund is, therefore, illiquid and should be considered only by investors financially able to maintain this investment for the long term.

         Long-Term Investment. After the fourth anniversary following the first closing of this offering, the Fund will cease to make new equity investments as well as investments in venture loans or leases (except pursuant to commitments made before such fourth anniversary) and will distribute the proceeds of repayment, prepayment or sale of its investments, net of any principal repayments on borrowings, expenses or other obligations of the Fund, amounts paid on exercise of warrants and certain other amounts. The Fund's Articles of Incorporation provide that, on December 31, 2008, the Fund automatically will be dissolved without any action by its shareholders. From and after such dissolution, the Fund's activities will be limited to the winding-up of its affairs, the liquidation of its remaining assets and the distribution of the net proceeds thereof to its shareholders. Although the Fund generally would not invest in any loan or lease with a maturity date later than December 31, 2008, it is possible that, due to a default by a borrower or lessee or a transaction restructuring due to a borrower's or lessee's financial difficulties, the Fund will not fully realize on a loan or lease by the original maturity date. Furthermore, the Fund may not be able to sell warrants it receives from borrowers or lessees, or the equity securities it receives upon exercise of such warrants, to the extent those investments were retained by the Fund (and not distributed earlier to its shareholders) for a significant period of time due to legal or contractual restrictions on resale or the absence of a liquid secondary market. As a result, the liquidation process might not be completed for a significant period after the Fund's dissolution. In addition, it is possible that, if certain of the Fund's assets are not liquidated within a reasonable time after the Fund's dissolution, the Fund may elect to make a distribution in kind of all or part of such assets to its shareholders. In such case, the shareholders would bear any expenses attendant to the liquidation of such assets.

         Competition. Other entities and individuals compete for investments similar to those proposed to be made by the Fund, some of whom, with respect to investments in the form of loans and leases, and many of whom, with respect to the equity investments, may have greater resources than the Fund and, in either case, could obtain investments on better terms than are offered to the Fund. Furthermore, the Fund's need to comply with provisions of the 1940 Act pertaining to BDCs and, if the Fund qualifies as a RIC, provisions of the Internal Revenue Code pertaining to RICs might restrict the Fund's flexibility as compared with its competitors. The need to compete for investment opportunities may make it necessary for the Fund to offer borrowers or lessees or companies in which it makes equity investments more attractive terms than otherwise might be the case.

         Leverage. The Fund's ability to borrow money to make additional loans or leases creates leverage. Although the Fund intends to leverage its loans and leases, it does not intend to do so with respect to its equity investments. While leverage can enhance the return on invested capital, if the return on the investments purchased with borrowed funds fails to cover the fixed cost of the borrowings, or if the return is negative, the value of the Fund's net assets will decline more rapidly than would be the case in the absence of leverage. For this reason, leverage is considered a speculative investment technique. The Fund will pledge portfolio assets as collateral for borrowings, although such pledge likely would not include equity investments, if the Fund is unable to service its borrowings, because of the failure of the obligors on the Fund's loans or leases to make debt service or lease payments, or due to other factors, the Fund may risk the loss of the pledged assets. In addition, if the interest rates on floating or variable rate borrowings increase at a time that the Fund holds fixed rate loans or leases, or holds variable rate loans or leases whose interest rates do not increase as much as the rate on Fund's borrowings, the Fund's income and yield will be adversely affected. If the income from assets purchased with borrowed funds fails to cover the cost of the borrowing, the Fund would be in a better position had it not borrowed at all. To minimize risks associated with lending money at fixed rates, the Fund may enter into interest rate hedging transactions with respect to all or any portion of the Fund's investments. There can be no assurance that such interest rate hedging transactions will be available on terms acceptable to the Fund. In addition, entering into interest rate hedging transactions raises costs to the Fund.

         Conversely, the ability of the Fund to attain its investment objective depends in part on its ability to borrow money on favorable terms, and there can be no assurance that the Fund will be able to do so. Lenders may require that the Fund agree to loan covenants that could restrict its flexibility in the future. In order to repay its indebtedness in a timely fashion, the Fund may be required to dispose or seek prepayment of assets at a time it would otherwise not do so. Under the 1940 Act, if the Fund borrows money, provision must be made to prohibit the declaration of any dividend or other distribution on the Shares (other than a dividend payable in Shares), or the repurchase by the Fund of Shares if, after payment of such dividend or repurchase of Shares, the value of the Fund's total assets, less all liabilities not represented by (i) the borrowings and (ii) any other liabilities constituting "senior securities" under the 1940 Act, is less than 200% of the aggregate amount of such borrowings and senior securities. If the Fund is unable to pay dividends or distributions in the amounts required under the Internal Revenue Code, it might not be able to qualify for treatment as a RIC or, if qualified, to continue to so qualify.

         Regulation. The Fund has elected to be treated as a BDC under the Small Business Incentive Act of 1980, which modified the 1940 Act. Although the 1980 Provisions exempt BDCs from registration under the 1940 Act and relieve such companies from compliance with many provisions of the 1940 Act, the 1980 Provisions impose on BDCs greater restrictions in some respects on permitted types of investments. Moreover, the applicable provisions of the 1940 Act continue to impose numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments. While the Fund is not aware of any judicial rulings under, and is aware of only a few administrative interpretations of, the 1980 Provisions, there can be no assurance that the 1980 Provisions will be interpreted or administratively implemented in a manner consistent with the Fund's objectives or manner of operation.

         Litigation. The Fund could be subject to litigation by borrowers or lessees, based on theories of "lender liability" or otherwise, in connection with the exercise of its rights as secured lender or lessor. The defense of such a lawsuit, even if ultimately determined to be without merit, could be costly and time-consuming.

         Tax Status. The Fund must meet a number of requirements, described under "Federal Income Taxation", to qualify as a RIC and, if qualified, to continue to so qualify. For example, the Fund must meet specified asset diversification standards under the Internal Revenue Code which might be difficult to meet if the borrowers or lessees under some loans or leases drew down their committed financing at a faster rate than other borrowers or lessees, particularly during the early periods of the Fund's operations. If the Fund experiences difficulty in meeting the diversification requirement for any fiscal quarter, it might accelerate capital calls or borrowings in order to increase the portion of the Fund's total assets represented by cash, cash items and U.S. government securities as of the close of the following fiscal quarter and thus attempt to meet the diversification requirement. However, the Fund would incur additional interest and other expenses in connection with any such accelerated borrowings, and increased investments by the Fund in cash, cash items and U.S. government securities (whether the funds to make such investments are derived from called equity capital or from accelerated borrowings) are likely to reduce the Fund's return. Furthermore, there can be no assurance that the Fund would be able to meet the diversification requirements through such actions. Failure to qualify as a RIC would deny the Fund pass-through status and, in a year in which the Fund has taxable income, would have a significant adverse effect on the return of the Fund.

         When the Fund elects to convert its status from that of an ordinary, or C, corporation to that of a RIC, it must choose either to (i) pay tax whenever an asset is sold during the ten years following the conversion on, at most, the amount of gain which would have been realized had the property been sold on the conversion date, or (ii) treat the entire amount of "built-in gain" as income at the time of conversion.

         Allocation of Expenses. If the Fund qualifies as a RIC, individuals and certain other persons who are Members of the Limited Liability Company will be required to include in their gross income an amount of certain Fund expenses relating to the production of gross income that are allocable to the Limited Liability Company. These Members, therefore, will be deemed to receive gross income from the Fund in excess of the distributions they actually receive. Such allocated expenses may be deductible by an individual Member as a miscellaneous itemized deduction, subject to the limitation on miscellaneous itemized deductions not exceeding 2% of adjusted gross income.

INVESTMENT RISKS

         Credit Risks. The companies with which the Fund will enter into financing transactions in most cases will not at that time have achieved profitability, may experience substantial fluctuations in their operating results or, in some cases, will not have significant operating revenues. The ability of these companies to meet their obligations to the Fund, therefore, will depend to a significant extent on the willingness of equity venture capital investors to provide additional equity financing to the borrower or lessee, which in turn will depend on the borrower's or lessee's success in meeting its business plan, the market climate for venture capital investments generally and many other factors. The companies for which the Fund will provide financing will frequently be engaged in the development of new products or technologies, and the success of these efforts, or the ability of the companies to successfully manufacture or market products or technologies developed, cannot be assured. These companies frequently face intense competition, including competition from companies with greater resources, and may face risks of product or technological obsolescence or rapidly changing regulatory environments which could adversely affect their prospects. The success of such companies often depend on the management talents and efforts of one person or small group of persons whose death, disability or resignation would adversely affect their businesses.

         Remedies Upon Default. In the event of a default on a loan or lease, the Fund's available remedies would include legal action against the borrower or lessee and foreclosure or repossession of collateral given by the borrower or lessee, including the equipment or other assets being financed. The Fund could experience significant delays in exercising its rights as a secured lender or lessor and might incur substantial costs in taking possession of the underlying assets and taking other steps to protect its investment. Furthermore, the requirements under the laws of the various states for creating and perfecting a security interest in the assets underlying a loan or lease are technical and complex, and even minor deviations from the required procedures could impair the Fund's security interest in the underlying assets. Venture Lending & Leasing, Inc. II ("VLLI II") is a BDC organized by Westech Advisors and Siguler Guff Advisers, LLC, and engaged in the same business as the Fund. The Fund and VLLI II will enter into intercreditor agreements which could limit the Fund's flexibility in pursuing its remedies as a secured creditor, and reduce the proceeds realized from foreclosing or taking possession of the collateral. Under the intercreditor agreements, the Fund would agree that its security interest would be treated in parity with the security interest of VLLI II, regardless of which security interest would have priority under applicable law.


         The Fund will utilize certain of its funds in investments that involve the financing of equipment assets. Equipment assets are often subject to rapid depreciation or obsolescence such that it is likely the value of the assets underlying a loan or lease to finance such assets will depreciate during the term of the transaction below the amount of the borrower's or lessee's obligations. In addition, although borrowers or lessees will be required under the transaction documents to provide customary insurance for the assets underlying a loan or lease, and will be prohibited from disposing of the assets without the Fund's consent, compliance with these covenants cannot be assured and, in the event of non-compliance, the assets could become unavailable to the Fund due to destruction, theft, sale or other circumstances. The Fund's ability to obtain payment beyond the assets underlying the loan or lease from the borrower or lessee might be limited by bankruptcy or similar laws affecting creditors' rights. Therefore, there can be no assurance that the Fund would ultimately collect the full amount owed on a defaulted loan or lease.



         Emerging Company Risks. The possibility that the companies in which the Fund invests will not be able to commercialize their technology or product concept presents significant risk to the Fund. Additionally, although some of such companies may already have a commercially successful product or product line at the time of investment, technology products and services often have a more limited market or life span than products in other industries. Thus, the ultimate success of these companies may depend on their ability to continually innovate in increasingly competitive markets.


         Privately-held Company Risks. The Fund intends to invest primarily in privately-held companies. Generally, very little public information exists about these companies and the Fund will be required to rely on the ability of the Manager to obtain adequate information to evaluate the potential returns from investing in these companies. Moreover, these companies typically depend upon the management talents and efforts of a small group of individuals and the loss of one or more of these individuals could have a significant impact on the investment returns from a particular company. Also, these companies frequently have less diverse product lines and smaller market presence than larger companies. They are thus generally more vulnerable to economic downturns and may experience substantial variations in operating results.

         Eligible Portfolio Companies Will Need Additional Financing. Most of the companies in which the Fund will invest will require substantial additional equity financing to satisfy their continuing working capital requirements. Each round of venture financing is typically intended to provide a company with enough capital to reach the next stage of development. The circumstances or market conditions under which such companies will seek additional capital is unpredictable. It is possible that one or more of such companies will not be able to raise additional financing or may be able to do so only at a price or on terms which are unfavorable.



         Market Valuations. The public and private market valuations of securities of companies engaged in Internet, Internet-related and telecommunications businesses have reached unprecedented high levels, whether measured as a multiple of earnings, revenues or assets. The market prices of such securities have also at times experienced extraordinary volatility. These factors can increase the Fund's risks associated with direct investments in equity securities.


         Speculative Nature of Warrants and Equity Investments. The value of the warrants that the Fund generally will receive in connection with its portfolio investments is dependent on the value of the equity securities for which the warrants can be exercised. The value of such securities and direct equity investments is dependent primarily on the success of the company's business strategy and the growth of its earnings, but also depends on general economic and equity market conditions. The prospects for achieving consistent profitability in the case of many companies in which the Fund will invest are speculative. The warrants and equity securities for which the warrants can be exercised and direct equity investments generally will be restricted securities that cannot readily be sold for some period of time. If the value of the equity securities underlying a warrant does not increase above the exercise price during the life of the warrant, the Fund would permit the warrant to expire unexercised and the warrant would then have no value.

         Illiquidity of Investments. The Fund anticipates that substantially all of its portfolio investments (other than short-term investments) will consist of securities that at the time of acquisition are subject to restrictions on sale and for which no ready market will exist. Restricted securities cannot be sold publicly without prior agreement with the issuer to register the securities under the 1933 Act, or by selling such securities under Rule 144 or other provisions of the 1933 Act which permit only limited sales under specified conditions. Venture loans and leases and equity investments are privately negotiated transactions, and there is no established trading market in which such loans, leases and equity investments can be sold. In the case of warrants or equity securities, the Fund generally will realize the value of such securities only if the issuer is able to make an initial public offering of its shares, or enters into a business combination with another company which purchases the Fund's warrants or equity securities or exchanges them for publicly-traded securities of the acquiror. The feasibility of such transactions depends upon the entity's financial results as well as general economic and equity market conditions. Furthermore, even if the restricted warrants or equity securities owned become publicly-traded, the Fund's ability to sell such securities may be limited by the lack of or limited nature of a trading market for such securities. When restricted securities are sold to the public, the Fund, under certain circumstances, may be deemed an "underwriter" or a controlling person with respect thereto for the purposes of the 1933 Act, and be subject to liabilities as such under that Act.

         Because of the illiquidity of the Fund's investments, a substantial portion of the Fund's assets will be carried at fair value as determined by the board of directors. This value will not necessarily reflect the value of the assets which may be realized upon a sale.

         Non-Diversified Status. The Fund will be classified as a "non-diversified" investment company under the 1940 Act. At such time as the Fund meets certain asset diversification requirements, the Fund intends to qualify as a RIC under the Internal Revenue Code and will thereafter seek to meet the diversification standards thereunder. Nevertheless, the Fund's assets may be subject to a greater risk of loss than if its investments were more widely diversified.

CONFLICTS OF INTEREST

         Transactions by Other Clients. The Manager also serves as manager of VLLI II, and Venture Lending & Leasing, Inc. ("VLLI"; VLLI and VLLI II are referred to collectively herein as the "Prior Funds"). VLLI has a similar investment program to that of the Fund, but is currently making no new investments; VLLI II is continuing to make new investments. The Fund's board of directors has determined that, so long as VLLI II has capital available to invest in loan or lease transactions with final maturities earlier than December 31, 2005 (the date on which VLLI II will be dissolved), the Fund, coincident with its receiving its first draw down of the Committed Equity Capital (the "First Draw"), will invest in each portfolio company in which VLLI II invests ("Investments"). The amount of each Investment will be allocated between the Fund and VLLI II in accordance with the Committed Equity Capital of the Fund and VLLI II so long as VLLI II has capital available to invest. The Committed Equity Capital of VLLI II is $110,000,000. If the offering of Interests by the Limited Liability Company is fully subscribed, the committed equity capital available to the Fund would be $250,000,000. Therefore, if the offering is fully subscribed, each Investment will be allocated approximately 69% to the Fund and 31% to VLLI
II. In any case, VLLI II can only invest to the extent that it has capital available for investment; after VLLI II no longer has capital available for investment, VLLI II will no longer invest in transactions in which the Fund invests. As of February 16, 2000, VLLI II has approximately $33 million capital committed to VLLI II which has not yet been called from its shareholders but must be called if at all, by September 15, 2001. This means that the funds with which VLLI II has available to invest with the Fund consist of (a) $33 million plus (b) amounts which VLLI II borrows by leveraging its available capital funds plus (c) any proceeds from principal payments received on loans and leases, plus
(d) the proceeds from the sale of securities in an amount equal to the cost basis of securities sold. After September 15, 2001, VLLI II will no longer be permitted to enter into new commitments to borrowers or lessees; however, VLLI II will be permitted to fund existing commitments from the sources described above. While investing the Fund's capital in the same companies in which VLLI II is also investing could provide the Fund with greater diversification and access to larger transactions, it could also result in a slower pace of investment than would be the case if the Fund were investing in companies by itself.

         Although VLLI II and the Fund intend to invest in the same companies in the respective proportions described above, it should be noted that VLLI II may have made investments in companies prior to the Fund's First Draw and in which both the Fund and VLLI II may thereafter make investments; if the investments are in the form of loans or leases, depending on the collateral for such loans and leases, Fund II may have a security interest, with respect to such prior investment, in the same collateral which, upon a default, would have to be satisfied prior to applying any remaining proceeds to the subsequent loan or lease by the Fund and Fund II. In addition, the Fund may, at any time, with the approval of its board of directors, (i) discontinue investing with VLLI II with respect to any or all future investments or (ii) choose to invest in different proportions with VLLI II than described above. Moreover, the Fund has no control over VLLI II, which is not required to invest with the Fund in any particular proportion or at all, and may choose to discontinue investing with the Fund or to invest in different proportions than described in this paragraph. In the event that VLLI II and the Fund invest other than in the pro rata manner described above (which can occur only with board approval of each), the Manager may have a conflict of interest in determining which of VLLI II and the Fund will invest in a particular company and, if both, in what proportions. The Fund may also engage in loan or lease transactions with, or make equity investments in, companies that are preexisting borrowers or lessees from VLLI II, with the consequences described above where the Fund and VLLI II make a loan or lease to a company which is a preexisting borrower or lessee of VLLI II.

         To the extent that portfolios of clients, other than the Prior Funds, that are advised by the Manager (but in which the Manager has no proprietary interest) invest in opportunities available to the Fund, the Manager will allocate such opportunities among the Fund and such other clients in a manner deemed fair and equitable considering all of the circumstances in accordance with procedures approved by the Fund's board of directors (including a majority of the disinterested directors).

         Intercreditor Agreements. In transactions in which both the Fund and VLLI II invest in the loans or lease financings with the same company, it is expected that the Fund and VLLI II will enter into an intercreditor agreement pursuant to which the Fund and VLLI II will cooperate in pursuing their remedies following a default by the borrower or lessee. Under the intercreditor agreements, each party would agree that its security interest would be treated in parity with the security interest of the other party, regardless of which security interest would have priority under applicable law. The proceeds realized from the sale of any collateral or the exercise of any other creditor's rights will be allocated between the Fund and VLLI II pro rata in accordance with their respective investments. As a result of such intercreditor agreements, the Fund would have less flexibility in pursuing its remedies following a default than it would have had there been no intercreditor agreement, and the Fund may realize fewer proceeds. In addition, because the Fund and VLLI II invest at the same time in the same borrower or lessee, such borrower or lessee would be required to service two loans rather than one. Any additional administrative costs or burdens resulting therefrom may make the Fund a less attractive lender, and may make it more difficult for the Fund to acquire such loans or leases.

         Effect of Borrowings. During the first two years of the Fund's investment operations, the Management Fee will be calculated with reference to the Committed Equity Capital of the Limited Liability Company which, therefor, is Committed Equity Capital of the Fund, regardless of when or if all of such capital is called. Thereafter, the Management Fee will be based on the value of the Fund's total assets, including assets purchased with borrowed funds. Therefore, decisions by the Manager to cause the Fund to borrow additional funds will increase the quarterly fees payable to the Manager and the Adviser to the Manager. The Fund's overall borrowing limits, however, are set by the Fund's board of directors in light of its fiduciary duty to the shareholders.

         Indemnification and Exculpation. The Fund's Articles of Incorporation provide for indemnification of directors, officers, employees and agents (including Westech Advisors and the Adviser to the Manager) of the Fund to the full extent permitted by Maryland law and the 1940 Act, including the advance of expenses and reasonable counsel fees. The Articles of Incorporation also contain a provision eliminating personal liability of a Fund director or officer to the Fund or its shareholders for monetary damages for certain breaches of their duty of care.

         Selection of Disinterested Directors. Westech Advisors intends that, prior to the closing of this offering, a majority of the Fund's directors will be disinterested directors. Although the continued tenure of all directors will be subject to annual election by shareholders, the initial selection of directors, including the disinterested directors, is made by the Manager.

Employees.

         The Fund expects to have no employees and will rely on the Manager and its officers (all of whom are employed and paid by the Manager) to administer its affairs, subject to the supervision of the Fund's Board of Directors.

(d)  Financial Information About Foreign and Domestic Operations and Export
Sales

         The Fund has not commenced business and has no revenues or assets.

ITEM 2.  FINANCIAL INFORMATION

         The Fund has not commenced business and has no revenues or assets.

ITEM 3.  PROPERTIES

         The Fund has not commenced business and has no assets. It is anticipated that the Fund's principal assets following commencement of operations will be securities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS


         The Fund has no Shares outstanding as of the date of this Form 10. It is anticipated that, prior to the first closing of interests in the Limited Liability Company, the Manager will contribute $25,000 to the Limited Liability Company, and the Limited Liability Company in turn will purchase 100,000 Shares at a price of $0.25 per share as the Fund's initial capital. Therefore, until immediately subsequent to the first call for further capital contributions to the Fund, the Manager will be deemed to "control" the Fund through its control of the Limited Liability Company.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of the Fund are:


NAME                                                     AGE    POSITION
Ronald W. Swenson*                                       55     Chairman, Chief Executive Officer and Director
2010 North First Street, Suite 310
San Jose, CA  95131

Salvador O. Gutierrez*                                   56     President and Director
2010 North First Street, Suite 310
San Jose, CA  95151

George W. Siguler                                        52     Advisory Director
630 Fifth Avenue, 16th Floor
New York, NY  10111

Brian Best                                               33     Vice President, Chief Financial Officer and
2010 North First Street, Suite 310                              Secretary
San Jose, CA  95131

Donald P. Spencer                                        44     Assistant Secretary
650 Fifth Avenue, 16th Floor
New York, NY  10111


         The board of directors of the Fund anticipates electing three additional disinterested directors. The Fund's disinterested directors will each receive an annual fee from the Fund of $10,000. Such directors also will be reimbursed by the Fund for their expenses in attending meetings of the board of directors or any committee thereof and will receive a fee for attendance in person at any meeting at a per diem rate of $1,000. The Fund's interested directors and officers are employees of the Manager and receive no compensation from the Fund for their services as directors or officers, other than reimbursement of their expenses in attending meetings. The Fund's advisory directors are employees of


-----------------------------------
* Interested person of the Fund within the meaning of the 1940 Act.

the Adviser to the Manager or the Placement Agent and receive no compensation from the Fund for their services as directors or officers, other than reimbursement of their expenses in attending meetings.

         The business backgrounds of the Fund's directors and officers are as follows:


         RONALD W. SWENSON is Chairman, Chief Executive Officer, and Director of the Manager and his business background is set forth under "The Manager".



         SALVADOR O. GUTIERREZ is the President and Chief Financial Officer of the Manager and his business background is set forth under "The Manager".


         GEORGE W. SIGULER is Managing Director of the Adviser to the Manager and his business background is set forth under "Adviser to the Manager".


         BRIAN BEST is Vice President of the Manager and his business background is set forth under "The Manager".



         DONALD P. SPENCER is Managing Director of the Adviser to the Manager and his business background is set forth under "Adviser to the Manager."


THE MANAGER


         Westech Advisors, the Investment Manager, is a corporation organized by the principals of Western Technology for the purpose of serving as Investment Manager to VLLI, VLLI II and the Fund. Western Technology, an independent asset-based financing organization headquartered in San Jose, California, was founded in 1980; Westech Advisors and Western Technology have originated more than $750 million in asset-based financing for venture capital-backed companies. Messrs. Swenson and Gutierrez, the sole executive officers of Westech Advisors, each own 50% of its voting securities. Westech Advisors' principal business address is 2010 North First Street, Suite 310, San Jose, California 95131.


         Messrs. Swenson and Gutierrez will have primary responsibility for the Fund's investment program. The business backgrounds of Messrs. Swenson and Gutierrez are as follows:

         RONALD W. SWENSON. Since 1993, Mr. Swenson has been the Chief Executive Officer of Westech Advisors; from 1980 through 1994, Mr. Swenson was President and a Director of Western Technology. Mr. Swenson was the founder of Western Technology in 1980. From 1978-1980, Mr. Swenson was Director of Marketing for Magnuson Computer Systems, with responsibility for product planning, sales support and developing financial leasing and service functions. Before that, he was a Business Manager for Control Data Corp., responsible for P&L, engineering and marketing for several major computer and peripheral product lines and, earlier, a Program Manager at Control Data for disk storage licensing with foreign companies.

         SALVADOR O. GUTIERREZ. Since 1993, Mr. Gutierrez has been the President and Chief Financial Officer of Westech Advisors; from 1987 through 1994, Mr. Gutierrez was Senior Vice President-Chief Financial Officer and a Director of Western Technology. Before joining Western Technology in 1987, Mr. Gutierrez was head of corporate lending for Home Federal Bank of San Diego and, from 1982-1984, was a senior credit officer for Imperial Bank in Palo Alto. In both positions, Mr. Gutierrez dealt extensively with loans to young high-technology companies. Prior to joining Imperial Bank, Mr. Gutierrez was a corporate lending officer for Wells Fargo Bank, holding various senior lending positions over his ten-year tenure. At Wells Fargo, Mr. Gutierrez handled major leasing companies and many high-technology companies in the San Francisco Bay Area. Mr. Gutierrez also had marketing responsibility for Latin America for Wells Fargo Leasing.

         BRIAN BEST. Prior to joining the Manager in 1997, Mr. Best served as the Director of Finance and Administration for Decisis Corporation, a start-up software company. He has held various finance positions at Ross Systems, Inc. and began his career at Ernst & Young. Mr. Best holds a B.S. with honors from the University of the Pacific and an M.B.A. from U.C. Berkeley's Haas School of Business.


ADVISER TO THE MANAGER


         Siguler Guff Advisers, LLC, the adviser to Westech Advisors, is an independent investment advisory firm that, together with its affiliates, manages or co-manages individual private equity accounts and three private equity funds, in addition to the Fund, VLLI and VLLI II, with total committed capital in excess of $800 million. Siguler Guff Advisers, LLC is a Delaware limited liability company whose voting securities are beneficially owned as follows: 45% by George W. Siguler, 45% by Drew J. Guff and 10% by Donald P. Spencer. The principal business address of Siguler Guff Advisers, LLC is 630 Fifth Avenue, 16th Floor, Rockefeller Center, New York, New York 10111.


         Messrs. Siguler and Spencer will have primary responsibility for advising the Manager. The business backgrounds of Messrs. Siguler and Spencer are as follows:


         GEORGE W. SIGULER. Mr. Siguler is a founder and Managing Director of Siguler Guff Advisers, LLC and its affiliates, was a Managing Director of Mitchell Hutchins Institutional Investors, Inc. ("Mitchell Hutchins") and head of its Private Equity Group from 1991 until late 1995. Mr. Siguler was Director and President of Associated Capital Advisers, Inc. (investment management firm) from 1990 through 1991 and was Vice Chairman and a director of Monarch Capital Corporation (financial services holding company) from 1984 through 1991. Mr. Siguler was head of Monarch's investment management subsidiary and oversaw the company's common stock and bond portfolios and established Monarch's private equity investment group. From 1983-1984, Mr. Siguler served in the Reagan Administration as Chief of Staff of the U.S. Department of Health and Human Services, with oversight responsibility for a $300 billion budget and 150,000 employees. He was a founding partner of the Harvard Management Company in the early 1970s and initiated and managed its private equity activity. Mr. Siguler is a director or senior officer of Business Mortgage Investors, Inc. (private real estate investment trust), Venture Lending & Leasing, Inc. and Venture Lending & Leasing II, Inc. (business development companies), CommonFund Capital (private equity investment affiliate of The Common Fund) and a member of the Visiting Committee of the Harvard Medical School.



         DONALD P. SPENCER. Mr. Spencer is a founder and Managing Director of Siguler Guff Advisers, LLC and its affiliates, was with Mitchell Hutchins and its parent corporation from 1989 until late 1995, ultimately serving as a Senior Vice President and portfolio manager in its Private Equity Group. He also serves as an officer of Business Mortgage Investors, Inc. and VLLI and VLLI II. He previously was a First Vice President and Associate General Counsel for Mitchell Hutchins's parent corporation. From 1986-1989, Mr. Spencer was senior vice president and general counsel of Atalanta/Sosnoff Capital Corporation, an institutional money manager and, from 1980-1986, was an associate attorney at two major New York law firms specializing in representation of financial services companies.


ITEM 6.  EXECUTIVE COMPENSATION.

         The Fund will pay no compensation to its officers who are "interested persons" (as defined in the 1940 Act) of the Manager or the Advisor to the Manager or to its directors other than its disinterested directors. The Fund's disinterested directors will each receive an annual fee from the Fund of $10,000. Such directors also will be reimbursed by the Fund for their expenses in attending meetings of the Board of Directors or any committee thereof and will receive a fee for attendance in person at any meeting at a per diem rate of $1,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

(a)  Transactions With Management and Others

         The Manager and the Adviser to the Manager also serve as Investment Manager and Fund Manager, respectively, to the Prior Funds. The Fund will make investments through venture loans and leases in companies in which VLLI II will also invest. Under the policies adopted by the Fund's board of directors, the Fund's investment and VLLI II's investment in the same transaction will be made, pro rata in accordance with the Committed Equity Capital of the Fund and VLLI II until such time as VLLI II is no longer able to make such investments by reason of its term or available capital committed to VLLI II. While investing the Fund's capital in the same companies in which VLLI II is also investing could provide the Fund with greater diversification and access to larger transactions, it could also result in a slower pace of investment than would be the case if the Fund were investing in companies by itself.

         Although VLLI II and the Fund intend to invest in the same companies in the respective proportions described above, the Fund may, at any time, with the approval of its board of directors, (i) discontinue investing with VLLI II with respect to any or all future investments or (ii) choose to invest in different proportions with VLLI II than described above. In addition, the Fund has no control over VLLI II, which is not required to invest with the Fund in any particular proportion or at all, and may choose to discontinue investing with the Fund or to invest in different proportions than described in this paragraph. In the event that VLLI II and the Fund invest other than in the pro rata manner described above (which can occur only with board approval of each), the Manager may have a conflict of interest in determining which of VLLI II and the Fund will invest in a particular company and, if both, in what proportions. The Fund also may engage in loan and lease transactions with, or make equity investments in, companies that are pre-existing borrowers or lessees from VLLI II.

         To the extent that portfolios of clients other than the Prior Funds which are advised by the Manager (but in which the Manager has no proprietary interest) invest in opportunities available to the Fund, the Manager will allocate such opportunities among the Fund and such other clients in a manner deemed fair and equitable considering all of the circumstances in accordance with procedures approved by the Fund's board of directors (including a majority of the disinterested directors).

         Until the Fund has called and invested at least 75% of the total amounts of Committed Equity Capital, except as provided below, neither the Manager nor the Adviser to the Manager nor any "Controlled Person" of either will, without the consent of the Fund, act as investment adviser or manager to any pooled investment vehicle other than the Fund or the Prior Funds or act as investment adviser or manager to any client if the investment program of such pooled investment vehicle or client includes the provision of asset-backed financing to venture capital-backed companies as a primary or major component. In the event that the Fund elects to irrevocably release the Limited Liability Company and the Limited Liability Company, in turn, elects to irrevocably release its Members from any uncalled portion of their respective commitments as to new investments, the "total amount subscribed for by investors" will be deemed reduced to reflect such release. The foregoing restriction shall not be deemed to prohibit the Manager, the Adviser to the Manager, or any Controlled Person of either from acting as investment adviser or manager with respect to any existing client of such party as of January 31, 2000; provided, however, that until the 75% investment threshold described above has occurred, such party shall not, without the consent of the Fund, accept from such existing clients any additional investment funds (other than amounts required for follow-on investments to existing investments) beyond the funds invested or committed by such existing clients as of January 31, 2000. A "Controlled Person" of the

Manager or the Adviser to the Manager as used in this paragraph means any entity
(i) 50% or more of whose voting securities are beneficially owned by the Manager or (ii) 50% or more of whose voting securities are controlled by any of the "Key Executives" of the Manager or the Adviser to the Manager. For purposes of this paragraph, the "Key Executives" of the Manager are Ronald W. Swenson and Salvador O. Gutierrez; the "Key Executive" of the Adviser to the Manager is George W. Siguler.

         The Limited Liability Company will have management rights with respect to the loans, leases and equity investments made by the Fund co-extensive with such management rights of the Fund. To the extent different persons manage the Fund, on the one hand, and the Limited Liability Company, on the other, the two entities may take conflicting positions with respect to such management rights.

(b)  Certain Business Transactions

         Certain of the current directors and officers of the Fund are officers of the Managers. Certain of the current directors are officers of the Adviser to the Manager. See "Transactions with Promoters" below for a description of the Fund's Management Agreement with the Managers ("Management Agreement").

(c)  Indebtedness of Management

         None.

(d)  Transactions With Promoters.

         Westech Advisors and Siguler Guff Advisers may be deemed promoters of the Fund. The Fund will enter into a Management Agreement with the Manager and the Adviser to the Manager, pursuant to which Westech Advisors will, with the advice of the Adviser to the Manager and subject to the investment policies and guidelines established by the board of directors, identify, evaluate, structure and close the investments to be made by the Fund, arrange debt financing for the Fund, provide portfolio management and servicing of loans or leases held in the Fund's portfolio, and administer the Fund's day-to-day affairs. Westech Advisors will have primary responsibility for origination and servicing of venture loans and leases; the Adviser to the Manager will advise Westech Advisors with respect to administrative matters for the Fund.

         The Fund will be required to pay all organizational and offering expenses (including accounting, legal, printing, clerical, filing and other expenses) incurred by the Fund; the Placement Agent; or either of Westech Advisors or the Adviser to the Manager or their affiliates on behalf of the Fund in connection with the organization of the Fund and this offering, estimated at $500,000. The Fund will also pay all operating expenses except those specifically required to be borne by Westech Advisors or the Adviser to the Manager, including (i) brokerage and commission expense and other transaction costs incident to the acquisition and dispositions of investments and the creation and perfection of security interests with respect thereto, (ii) federal, state and local taxes and fees, including transfer taxes and filing fees, incurred by or levied upon the Fund, (iii) interest charges and other fees in connection with borrowings, (iv) SEC fees and expenses and any fees and expenses of state securities regulatory authorities, (v) expenses of preparing and distributing reports and notices to its shareholders, (vi) costs of proxy solicitation, (vii) costs of meetings of its shareholders and the board of directors, (viii) charges and expenses of the Fund's custodian, (ix) compensation and expenses of the Fund's disinterested directors, and expenses of all directors in attending board or shareholder meetings, (x) legal and auditing expense, including expenses incident to the documentation for, and consummation of, venture lending and leasing transactions and equity investments, and legal actions to enforce the Fund's rights under such loans, leases and equity investments; (xi) costs of any certificates representing the Shares, (xii) costs of stationery and supplies,

(xiii) the costs of membership by the Fund in any trade organizations and (xiv) expenses associated with litigation and other extraordinary or non-recurring expenses.

         The operating expenses required to be borne by the Manager and the Adviser to the Manager are: (i) all costs and fees incident to the selection and investigation of prospective Fund investments, such as travel expenses and professional fees (but excluding legal and accounting fees and other costs incident to the documentation, closing or consummation of such transactions),
(ii) the cost of adequate office space for the Fund and all necessary office equipment and services, including telephone service, heat, utilities and similar items and (iii) the cost of providing the Fund with such corporate, administrative and clerical personnel (including officers and directors of the Fund who are interested persons of the Manager and the Adviser to the Manager and are acting in their respective capacities as officers and directors) as the Fund's board of directors reasonably deems necessary or advisable to perform the services required to be performed by the Manager and the Adviser to the Manager under the Management Agreement.

         As compensation for their services to the Fund, the Manager and the Adviser to the Manager, together, will receive a management fee ("Management Fee"), whether before or after dissolution on the Fund, computed and paid quarterly for the first two years following the first closing of this offering, at an annual rate of 2.5% of the amount of the Committed Equity Capital (regardless of when or if such committed capital is called) as of the last day of each such fiscal quarter; and computed and paid quarterly for each quarter thereafter, at an annual rate of 2.5% of the Fund's total assets (including amounts derived from borrowed funds) as of the last day of each such fiscal quarter. For purposes of calculating the Management Fee, any capital committed to the Fund as a result of a closing of the sale of Interests in the Limited Liability Company subsequent to the first closing (regardless of when or if such committed capital is called) will be deemed to have been committed as of the first closing. It should also be noted that the Manager, as the managing Member of the Limited Liability Company, will be entitled to (i) a management fee with respect to the Limited Liability Company commencing after the first two years which is identical to the 2.5% it receives from the Fund but calculated with reference to the assets of the Limited Liability Company, excluding its interest in the Fund, and (ii) a 20% profits interest, subject to the Limited Liability Company allocating to the Members thereof an 8% per annum cumulative, non-compounded annual return. The 20% profits interest may align the interests of the Manager with that of the Fund or the Limited Liability Company, but also could encourage the Manager to make riskier investments than it would in the absence of such profits interest.

         The Management Fee will be divided between Westech Advisors and the Adviser to the Manager in accordance with their agreement. Committed Equity Capital is the aggregate amount of subscription obligations for the purchase of the Interests in the Limited Liability Company (including any amounts of such obligations that have been satisfied). The aggregate fees and profits interests of the Manager at both the Fund and Limited Liability Company levels are higher than those of most investment companies, although they are comparable to those of many privately-offered funds investing in venture capital investments.

         If the Manager or the Adviser to the Manager or certain of their affiliates receives any compensation from a company whose securities are held in the Fund's portfolio in connection with the provision to that company of significant managerial assistance, the compensation due to the Manager or the Adviser to the Manager hereunder shall be reduced by the amount of such fee. Such compensation could include directors' fees paid to officers of the Manager or the Adviser to the Manager for serving on the boards of directors of borrowers or lessees, or finder's or consulting fees paid to Westech Advisors or the Adviser to the Manager for the services such as locating acquisition candidates or additional or alternative sources of financing.

         Under the Management Agreement, the Manager and the Adviser to the Manager will not be liable for any error in judgment or mistake of law or for any loss suffered by the Fund in connection with the Management Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Managers in the performance of their duties or from reckless disregard of their duties and obligations under the Management Agreement. The Management Agreement will continue in effect for a period longer than two years from its date of execution only if such continuation is approved at least annually by the board of directors or a majority of the outstanding voting securities of the Fund, and by a majority of the directors who are not parties to the Management Agreement or interested persons of such parties. The Management Agreement is terminable by vote of the Fund's board of directors or by the holders of a majority of the outstanding voting securities of the Fund, at any time without penalty, on 60 days' written notice to the Manager. The Management Agreement may also be terminated by the Manager on 60 days' written notice to the Fund and will terminate automatically upon its assignment.

ITEM 8.  LEGAL PROCEEDINGS

         None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)  Market Information

         The offer and sale of the Shares will not be registered under the 1933 Act as their issuance and sale is exempt from such registration requirements pursuant to Section 4(2) and Regulation D of the 1933 Act.

         Because the Shares will be acquired by investors in one or more transactions "not involving a public offering," they will be "restricted securities" and may be required to be held indefinitely. Shares may not be sold, transferred, assigned, pledged or otherwise disposed of without registration under applicable securities laws or pursuant to an exemption from registration (in which case the shareholder will at the option of the Fund be required to provide the Fund with a legal opinion, in form and substance satisfactory to the Fund, that registration is not required). Accordingly, an investor must be willing to bear the economic risk of investment in the Shares until the Fund is liquidated. No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of the Shares may be made except by registration of the transfer on the Fund's books. Each transferee will be required to execute an instrument agreeing to be bound by these restrictions and any other restrictions imposed on the Shares and to execute such other instruments or certifications as are reasonably required by the Fund or the Manager.

(b)  Holders

         The Fund has no Shares outstanding as of the date of this Form 10. It is anticipated that, prior to the first closing of interests in the Limited Liability Company, the Manager will contribute $25,000 to the Limited Liability Company, and the Limited Liability Company in turn will purchase 100,000 Shares at a price of $0.25 per share as the Fund's initial capital. Therefore, until immediately subsequent to the first call for further capital contributions to the Fund, the Manager will be deemed to "control" the Fund through its control of the Limited Liability Company.

(c)  Dividends

         The Fund intends to distribute to its shareholder, the Limited Liability Company substantially all of its net investment income and net realized capital gains, if any, as determined for income tax purposes. Applicable law, including provisions of the 1940 Act, may limit the amount of dividends and other distributions payable by the Fund. Income dividends will generally be paid quarterly to the shareholders of record on the last day of each preceding calendar quarter end. Substantially all of the Fund's net capital gain (the excess of net long-term capital gain over net short-term capital loss) and net short-term capital gain, if any, will be distributed at least annually with the Fund's final quarterly dividend distribution for the year. The Fund also expects to make in-kind distributions to its shareholders of any warrants it receives in connection with loans and leases and any securities acquired as a result of direct equity investments, although as a result of regulatory issues, under the 1940 Act, equity investments from time to time may be retained.

         Until the fourth anniversary following the first closing of this offering, the Manager will seek to reinvest the proceeds of matured, repaid or sold investments, net of required distributions to shareholders, principal payments on borrowings and expenses or other obligations of the Fund, in new loans or leases or equity investments. Beginning on the fourth anniversary of the Fund's first closing, the Fund will also distribute to its shareholders all proceeds received from principal payments and sales of investments, net of reserves and expenses, principal repayments on the Fund's borrowings, amounts required to fund financing commitments entered into before such fourth anniversary, and any amounts paid on exercise of warrants. Distributions of such amounts are likely to cause annual distributions to exceed the earnings and profits of the Fund available for distribution, in which case such excess will be considered a tax free return of capital to a shareholder to the extent of such shareholder's adjusted basis in his Shares, and then as capital gain.

ITEM 10.  RECENT SALES OF UNREGULATED SECURITIES

         See Item 9(b)

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         GENERAL. The Members will instruct the Limited Liability Company, pro rata in accordance with each Member's percentage interest in the Limited Liability Company, as to how to vote the Shares held by the Limited Liability Company, as required by Section 12(d)(1)(E) of the 1940 Act. All Shares will participate equally in dividends and distributions and in the proceeds of any liquidation. Shares have no preference, conversion, exchange or cumulative voting rights. The Fund has 10,000,000 Shares authorized.

         Annual meetings be held beginning in 2000 and special meetings may be called by the Chairman of the board of directors or President, a majority of the board of directors or Members holding at least 25% of the Interests in the Limited Liability Company. The Fund anticipates soliciting proxies from Members for each annual meeting. The Fund's Articles of Incorporation can be amended by the affirmative vote of at least a majority of the Interests in the Limited Liability Company.

         DISSOLUTION OF THE FUND. Until the fourth anniversary following the first closing of the offering of interests in the Limited Liability Company, the Fund will, subject to market conditions, invest the proceeds of repayment, prepayment or sale of its investments, net of any principal repayments on borrowings and expenses or other obligations of the Fund, in additional venture loans, leases and equity investments. Thereafter, the Fund will cease to make new investments in venture loans, leases (other than amounts required to fund financing commitments entered into before such fourth anniversary) and equity investments and will distribute to investors the proceeds of repayment, prepayment or sale of its investments, net of (i) any principal repayments on borrowings, (ii) expenses or other obligations of the

Fund, (iii) amounts paid on exercise of warrants or other convertible securities and (iv) any follow-on investment to an existing venture loan or lease made to increase the likelihood of ultimate realization of the investment and determined by the board of directors to be in the best interests of the Fund.

         The Fund's Articles of Incorporation provide that, on December 31, 2008, the Fund automatically will be dissolved without any action by shareholders. From and after such dissolution, the Fund's activities will be limited to the winding-up of its affairs, the liquidation of its remaining assets and the distribution of the net proceeds thereof to shareholders. Although the Fund generally will not invest in any loan or lease with a maturity date later than December 31, 2008, it is possible that, due to a default by a borrower or lessee or a transaction restructuring due to a borrower's or lessee's financial difficulties, the Fund will not fully realize on a loan or lease by the original maturity date. Furthermore, the Fund may not be able to sell warrants it receives from borrowers or lessees, or the equity securities it receives upon exercise of such warrants, for a significant period of time due to legal or contractual restrictions on resale or the absence of a liquid secondary market. As a result, the liquidation process might not be completed for a significant period after the Fund's dissolution. In addition, it is possible that, if certain of the Fund's assets are not liquidated within a reasonable time after the Fund's dissolution, the Fund may elect to make a distribution in kind of all or part of such assets to shareholders. In such case, shareholders would bear any expenses attendant to the liquidation of such assets.

         TRANSFERABILITY OF SHARES. The offer and sale of the Shares will not be registered under the 1933 Act as their issuance and sale are exempt from such registration requirements pursuant to Section 4(2) of the 1933 Act and Regulation D promulgated thereunder.

         Because the Shares will be acquired by investors in transactions "not involving a public offering", they will be "restricted securities" and may be required to be held indefinitely. Shares may not be sold, transferred, assigned, pledged or otherwise disposed of without registration under applicable securities laws or pursuant to an exemption from registration (in which case the shareholder will at the option of the Fund be required to provide the Fund with a legal opinion, in form and substance satisfactory to the Fund, that registration is not required). No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of the Shares may be made except by registration of the transfer on the Fund's books. Each transferee will be required to execute an instrument agreeing to be bound by these restrictions and any other restrictions imposed on the Shares and to execute such other instruments or certifications as are reasonably required by the Fund or the Manager.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The corporation law of the State of Maryland, under which the Fund is incorporated, permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions. The law does not, however, allow the liability of directors and officers to the corporation or its stockholders to be limited to the extent that
(1) it is proved that the person actually received an improper benefit or profit or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Articles of Incorporation of the Fund contain a provision limiting the liability of its directors and officers to the Fund and its shareholders to the fullest extent permitted from time to time by the laws of Maryland (but not in violation of the 1940 Act). The Maryland corporation law also permits a corporation to indemnify its directors, officers and agents, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omissions of the party seeking to be indemnified was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the party actually received an improper personal benefit, or, in the case of any criminal proceeding, the party had reasonable cause to believe that the act or omission was unlawful. The Fund's Articles of Incorporation and Bylaws require the Fund to indemnify its directors, officers and agents (including the Manager and Adviser to the Manager) to the fullest extent permitted from time to time by the laws of Maryland, subject to the limitations on indemnification under the 1940 Act.

         The Fund's Bylaws provide that the Fund may purchase and maintain insurance on behalf of any person who is or was a director, officer or agent of the Fund against any liability asserted against that person and incurred by that person in or arising out of his or her position, whether or not the Fund would have the power to indemnify him or her against such liability provided no such insurance so purchased will protect or purport to protect any officer or director against liabilities for willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         The Fund has not commenced business and has prepared no financial statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         The Fund has not commenced business and has prepared no financial statements.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

         (a)      Financial Statements - None

         (b) Exhibits - See Exhibit Index following signature page in this Registration Statement, which Exhibit Index is incorporated herein by reference.

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      VENTURE LENDING & LEASING III, INC.


Date:  April  7, 2000                 By:      /s/ RONALD W. SWENSON
                                               ---------------------------------
                                               Ronald W. Swenson,
                                               Chief Executive Officer

                       VENTURE LENDING & LEASING III, INC.
                                  (the "Fund")

                                  EXHIBIT INDEX
                                       TO
                         FORM 10 REGISTRATION STATEMENT


EXHIBIT                                     DESCRIPTION

3(i) Articles of Incorporation of the Fund filed with the Maryland Secretary of State on January 1, 2000.*

3(ii) Certificate of Correction of the Fund filed with the Maryland Secretary of State on February 11, 2000.*

3(iii)   Bylaws of the Fund as of February 1, 2000. *

3(iv)    Amendment to the bylaws of the Fund dated April 6, 2000.

4.1      Form of Purchase Agreement between the Fund and the Limited Liability
         Company.

10.1     Form of Custodian Agreement between the Fund and Investors Bank &
         Trust.


10.2     Form of Intercreditor Agreement between the Fund and Venture Lending &
         Leasing, Inc.

10.3 Form of Management Agreement between the Fund, the Manager and the Adviser to the Manager.




------------------------------------
* Filed with the Securities and Exchange Commission on February 17, 2000.